Union Square Advisors LLC

Financial Statements and Report of Independent Registered Public Accounting Firm
December 31, 2025

TABLE OF CONTENTS

	Page(s)
Report of Independent Registered Public Accounting Firm	1 – 2
Statement of Financial Condition	3
Statements of Operations and Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 13
Supplementary Information	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	14
Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15
Report on Exemption from SEC Rule 15c3-3	16
Schedule of Independent Registered Public Accounting Firm on the Report on Exemption from SEC Rule 15c3-3	17
Report of Independent Registered Public Accounting Firm on Union Square Advisors LLC's Exemption Report	18
Schedule of Assessment and Payments (General Assessment Reconciliation; (SIPC-7)	19

Union Square Advisors LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	1,636,934
Accounts receivable, net		324,315
Other receivables		155,843
Related party receivables		180,987
Prepaid expenses		204,478
Restricted cash		109,935
Property and equipment, net		10,529
Right-of-use assets		575,518
Total assets	$	3,198,539

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	556,625
Lease liabilities		607,767
Total liabilities		1,164,392
Member's equity		2,034,147
Total liabilities and member's equity	$	3,198,539

Union Square Advisors LLC
Statements of Operations and Member's Equity
For the Year Ended December 31, 2025

STATEMENT OF OPERATIONS

Revenues		
Investment Banking Fees	$	13,072,911
Engagement fees		1,531,500
Other income (loss), net		77,464
Total revenues		14,681,875
Expenses		
Compensation and benefits		10,877,002
Occupancy and related		1,069,394
Research service fees		817,196
Licensing, permits, and taxes		118,115
Travel and entertainment		331,450
Professional fees		976,093
Advertising and promotion		133,188
Depreciation and amortization		17,502
Provision for credit losses, net		110,959
Other operating expenses		446,686
Other expenses		500,000
Total expenses		15,397,583
Net loss	$	(715,708)

STATEMENT OF MEMBER'S EQUITY

Member's equity, December 31, 2024		3,213,393
Net loss		(715,708)
Member contributions		2,349,999
Member distributions		(2,813,537)
Member's equity, December 31, 2025	$	2,034,147

Union Square Advisors LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash Flows from Operating Activities		
Net loss	$	(715,708)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Depreciation and amortization		17,502
Changes in operating assets and liabilities:		
Accounts receivable		(184,353)
Other receivables		(119,486)
Employee advance receivables		-
Related party receivables		1,217,806
Prepaid expenses		33,548
Amortization of right-of-use asset		(15,725)
Accounts payable and accrued expenses		(444,625)
Deferred revenue		(50,000)
Net cash used by operating activities		(261,041)
Cash Flows from Financing Activity		
Contributions from member		2,349,999
Distributions to member		(2,813,537)
Net cash used by financing activity		(463,538)
Net Decrease in cash, cash equivalents, and restricted cash		(724,579)
Cash, cash equivalents, and restricted cash, December 31, 2024		2,471,448
Cash, cash equivalents, and restricted cash, December 31, 2025	$	1,746,869

Supplemental Cash Flow Disclosures:

Right-of-use asset and lease liability recorded upon lease modification	$	225,669

1.   Nature of Business

Union Square Advisors LLC (the "Company") was formed as a Delaware limited liability company on June 15, 2006, originally as Seacliff Group, LLC and subsequently changed its name to Union Square Advisors LLC. The Company is approved by FINRA as a broker-dealer in California, where it is headquartered, and New York, where it maintains an office. The Company is also approved as a broker-dealer in a number of states and jurisdictions dependent upon the location of its regulated activities.

The Company provides customized strategic mergers and acquisitions, capital structure advisory and private placement advice to technology growth companies.

2.   Significant Accounting Policies

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and income are recognized when incurred.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such deposits may be in excess of federally insured limits.

Restricted Cash:

Restricted cash represents certificates of deposit held for the Company's letters of credit on its New York and San Francisco lease agreements.

2.   Significant Accounting Policies (continued)

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture, fixtures, equipment, computer hardware, and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years. Amortization of leasehold improvements is computed using the straight-line method over the term of the lease.

Income Taxes:

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the $800 minimum California state franchise tax, New York state unincorporated business tax, and the LLC gross receipts fees are reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2025, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Advertising and Promotional Costs:

The Company expenses advertising costs as incurred.

Concentration of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, and accounts receivable. The Company maintains its cash and cash equivalents and restricted cash with two domestic financial institutions. At December 31, 2025, the Company's balances exceeded the Federal Deposit Insurance Corporation's insurable limit of $250,000. The Company has an Insured Cash Sweep agreement in place with the financial institution. To date, the Company has not experienced any losses on its cash and cash equivalents.

2.   Significant Accounting Policies (continued)

Accounts Receivable:

Accounts receivable are contract assets consisting of client transaction and advisory fees, engagement fees and client reimbursables. Client reimbursables consist of out-of-pocket client expenses. The Company uses the allowance method to account for uncollectible accounts. Based on historical write-offs, overall economic conditions, and an evaluation of the current aging status of its receivables, the Company has established an allowance for credit losses at a level considered to be adequate to cover anticipated credit losses on outstanding client receivables. Accounts are monitored by management on an ongoing basis and are written off by the Company when it has been determined that all available collection avenues have been exhausted. Credit loss recoveries are included in net income as realized. As of December 31, 2024, the Company had $139,962 due from customers. As of December 31, 2025, the Company has $324,315 due from customers.

Related Parties:

The Company has several receivables from related parties that are under common ownership, reflecting expenses the Company has paid on behalf of the related parties. As of December 31, 2024, the Company had $1,398,793 due from related parties. As of December 31, 2025, the Company has $180,987 due from related parties. Amounts due from and due to related parties do not have formal payment terms and no amounts between a related party and the Company bear interest.

Revenue Recognition:

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

2.   Significant Accounting Policies (continued)

Revenue Recognition (continued):

Investment Banking Fees, including commissions related to private placements of securities, can be both fixed and variable and are generally recognized at the point in time that performance under the arrangement is completed, or the closing date of the transaction. Engagement fees are typically fixed and recorded at the point in time that the fee is billed as that is when the performance obligations have been satisfied. For the year ended December 31, 2025, Investment Banking Fees encompass $10,792,002 pertaining to Mergers and Acquisitions and $2,280,909 pertaining to Private Placements.

Segment Reporting:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment banking advisory services in mergers and acquisitions, capital raises and financing. The Company identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see page 14), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. For single reportable segment-level financial information, total assets, net capital and significant non-cash transactions, see the statements of financial condition, operations, Member's equity, cash flows, and the supplementary information.

Major Customers:

Major customers are defined as those customers providing 10% or more of revenue. For the year ended December 31, 2025, four customers accounted for approximately 70% of total revenue.

Risks and Uncertainties:

The Company is subject to a number of risks associated with companies at a similar stage, including dependence on key individuals, competition from larger companies, volatility of the industry, ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company and general economic conditions.

2.   Significant Accounting Policies (continued)

Leases:

The Company accounts for its leases in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 842 Leases. The Company is a lessee in two noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease.

Lease Liabilities:

A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, are measured using the index or rate at the commencement date. Lease payments are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate.
The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

ROU assets:

 A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability, plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term. Each right to use an underlying asset conveyed by a lease arrangement should generally be considered a separate lease component if it both: (i) can benefit the Company without depending on other resources not readily available to the Company and (ii) does not significantly affect and is not significantly affected by other rights of use conveyed by the lease. The Company has elected, for all of its leases, to not separate lease and non-lease components. Each lease component is accounted for separately from other lease components, but together with the associated non-lease components. Lease modifications are

2.   Significant Accounting Policies (continued)

ROU assets (continued):

accounted for as remeasurements of existing leases, with the right-of-use assets and lease liabilities adjusted based on the specific terms and conditions of the modification in accordance with ASC 842.

3.   Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined. The ratio of the aggregated indebtedness (as defined) to net capital shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2025, the Company has net capital of $1,031,421, which was $992,163 in excess of its required net capital of $39,258. Assets totaling $986,087 were excluded from the calculation of the Company's net capital as they were classified as non-allowable assets. The Company's ratio of aggregate indebtedness to net capital is 0.5709 to 1 as of December 31, 2025.

4.   Exemption from Rule 15c3-3

The Company has an amended membership agreement with FINRA and will not claim an exemption from Rule 15c3-3 of the U.S. Securities and Exchange Commission act of 1934, in reliance on Footnote 74 to SEC Release No. 34-70073. The Company does not hold funds or securities for customers, and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

5.   Property and Equipment

Property and equipment consists of the following at December 31, 2025:

Leasehold improvements	$	28,934
Computer equipment		48,801
Furniture and fixtures		171,688
		249,423
Less accumulated depreciation and amortization		(238,894)
	$	10,529

6.   Commitments and Contingencies

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2025. The Company does not have any guarantees or other commitments as of December 31, 2025.

Operating Leases:

The Company leases office space in San Francisco and New York City under non-cancelable operating leases which expire in October 2026 and March 2027, respectively. On October 28, 2023, the Company signed an extension to the San Francisco lease, extending the lease from the original termination date of October 1, 2024 an additional 25 months to October 31, 2026. On July 1, 2025, the Company signed an extension to the New York lease, extending the lease from a termination date of March 31, 2026 for an additional 12 months to March 31, 2027. The accounting impact from the lease modification was an increase in the ROU asset and lease liabilities.

The lease agreements contain scheduled rent increases and are classified as operating leases under Topic ASC 842 Leases. The ROU assets are amortized ratably over the term of the leases. Lease expense under the operating leases, including interest on the operating lease liabilities, was $594,308 in 2025. This is included on the statement of operations within the occupancy and related expense item.

At December 31, 2025, the Company recognized ROU assets with a balance of $575,518, included in assets on the statement of financial condition, and lease liabilities with a balance of $607,767, included in liabilities on the statement of financial condition. The balances of the ROU assets and lease liabilities for the San Francisco lease were calculated using a discount rate of 4.84%, while a discount rate of 1.37% was used for the New York lease. These discount rates represent the Company's incremental borrowing rates, as the implicit rates in the leases were not readily determinable. At December 31, 2025, the weighted-average remaining lease term was 1.04 years. The weighted-average discount rate was 4.84% for the San Francisco lease and 1.37% for the New York lease.

6. Commitments and Contingencies

Operating Leases (continued):

Estimated aggregate future minimum lease payments for the non-cancelable operating leases are as follows:

Years ending December 31:		
2026	$	555,894
2027		59,736
Total minimum lease payments		615,630
Less amount representing interest		(7,863)
Present value of operating lease liabilities	$	607,767

Letters of Credit:

At December 31, 2025, the Company has letters of credit in the favor of its New York and San Francisco office landlords. The New York office letter of credit is in the amount of $69,735, expiring June 2026. The San Francisco office letter of credit is in the amount of $40,200 and expires in October 2026.

7. Employee Benefit Plan

The Company has a profit sharing/401(k) plan for the benefit of its employees. The plan covers all eligible employees, and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company may also make a discretionary contribution. For the year ended December 31, 2025, the Company contributed $94,825 relating to the 2024 calendar year, and has accrued $95,919 for the 2025 calendar year, which will be paid in 2026.

8. Related Party Transaction

During the year ended December 31, 2025, the Company sold a short-term receivable to a group of majority owners of the Company under a factoring arrangement. The total amount of receivables sold was $1,500,000. The transaction met the criteria for sale accounting under FASB ASC 860, "Transfers and Servicing." As a result, the Company derecognized the receivables from its balance sheet and recognized a loss on sale of $500,000, which is included in "Other Expenses" in the accompanying statement of operations. The loss represents the difference between the carrying amount of the receivables sold and the cash proceeds received. The Company has no continuing involvement with the receivables sold. The receivable was sold without recourse and was fully collected during the year ended December 31, 2025.

Union Square Advisors LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

Computation of net capital

Member's equity at December 31, 2025	$	2,034,147
Non-allowable assets		(986,087)
Net capital before haircut on securities position		1,048,060
Haircut on securities		(16,639)
Net capital	$	1,031,421
Aggregate indebtedness	$	588,874

Computation of net capital requirement

Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$	39,258
Minimum dollar net capital requirement	(B)	$	5,000
Net capital requirement (greater of (A) or (B))		$	39,258
Excess net capital (net capital, less net capital requirement)		$	992,163
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$	972,534
Ratio of aggregate indebtedness to net capital			0.5709

There are no material differences between the amounts preceding computation and the
Company's unaudited Part II of Form X17A-5 as of December 31, 2025.

Union Square Advisors LLC
Schedule II - Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17. 17 C.F.R. § 240.15c3-3 and the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to C.F.R. § 240.17a-5.

The Company has complied with and met the identified requirements to rely on Footnote 74 of the SEC Release No. 34-70073.

SUPPLEMENTARY INFORMATION